SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                          CONCORD MILESTONE PLUS, L.P.
                            (Name of Subject Company)

   SUTTER OPPORTUNITY FUND 3, LLC; SUTTER OPPORTUNITY FUND 3 TAX EXEMPT, LLC; MPF-NY 2005, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF FLAGSHIP FUND 10, LLC;
     MP VALUE FUND 8, LLC; MP FALCON FUND, LLC; MPF BLUE RIDGE FUND I, LLC;
      MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC;
        MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MPF DEWAAY FUND 3, LLC;
  MPF DEWAAY FUND 4, LLC; MPF DEWAAY PREMIER FUND, LLC; MP INCOME FUND 16, LLC;
   MPF INCOME FUND 21, LLC; MPF INCOME FUND 22, LLC; MPF INCOME FUND 23, LLC; MPF FLAGSHIP FUND 9, LLC; MPF FLAGSHIP FUND 11, LLC; MP VALUE FUND 7, LLC; MP VALUE FUND 5, LLC; MP FALCON GROWTH FUND 2, LLC; AND MACKENZIE PATTERSON
                                  FULLER, INC.

                                    (Bidders)

                  Equity Units of Limited Partnership Interest,
         Each Composed of One Class A Interest and one Class B Interest
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------
                                               Copy to:
Christine Simpson                              Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.               MacKenzie Patterson Fuller, Inc.
1640 School Street                             1640 School Street
Moraga, California  94556                      Moraga, California  94556
(925) 631-9100 ext.224                         (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                  Transaction                       Amount of
                  Valuation*                        Filing Fee
                  ----------                        ----------

                 $6,075,200.00                       $715.05

* For purposes of calculating the filing fee only. Assumes the purchase of 1,518,800 Units at a purchase price equal to $4 per Unit in cash.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:
      Form or Registration Number:
      Filing Party:
      Date Filed:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.

|_|   issuer tender offer subject to Rule 13e-4.

|_|   going private transaction subject to Rule 13e-3

|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                  TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by SUTTER OPPORTUNITY FUND 3, LLC; SUTTER OPPORTUNITY FUND 3 TAX EXEMPT, LLC; MPF-NY 2005, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF FLAGSHIP FUND 10, LLC; MP VALUE FUND 8, LLC; MP FALCON FUND, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY FUND 4, LLC; MPF DEWAAY PREMIER FUND, LLC; MP INCOME FUND 16, LLC; MPF INCOME FUND 21, LLC; MPF INCOME FUND 22, LLC; MPF INCOME FUND 23, LLC; MPF FLAGSHIP FUND 9, LLC; MPF FLAGSHIP FUND 11, LLC; MP VALUE FUND 7, LLC; MP VALUE FUND 5, LLC; MP FALCON GROWTH FUND 2, LLC; AND MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") to purchase up to 1,518,800 Units of Limited Partnership Interest, each composed of One Class A Interest and one Class B Interest (each such Equity unit a "Unit") in Concord Milestone Plus, L.P. (the "Partnership"), the subject company, at a purchase price equal to $4 per Unit, less the amount of any distributions declared or made with respect to the Units between October 13, 2005 (the "Offer Date") and November 12, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 13, 2005 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

      In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

      Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

      The Partnership had 951 holders of record owning an aggregate of 1,518,800 Units as of December 31, 2005, according to its Annual Report on Form 10-KSB for the fiscal year ending December 31, 2004. The Purchasers and their affiliates currently beneficially own 64,024 Units, or 4.22% of the outstanding Units. The 1,518,800 Units subject to the Offer constitute 100% of the outstanding Units. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $6,075,200.00 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

      The address of the Partnership's principal executive offices is 200 CONGRESS PARK DRIVE, SUITE 103, DELRAY BEACH, FLORIDA 33445, and its phone number is (561) 394-9260.

      The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1) Offer to Purchase dated October 13, 2005

(a)(2) Letter of Transmittal

(a)(3) Form of Letter to Unit holders dated October 13, 2005

(b)- (h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2005

SUTTER OPPORTUNITY FUND 3, LLC; SUTTER OPPORTUNITY FUND 3 TAX EXEMPT, LLC; MPF-NY 2005, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF FLAGSHIP FUND 10, LLC; MP VALUE FUND 8, LLC; MP FALCON FUND, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MPF DEWAAY FUND 3, LLC; MPF DEWAAY FUND 4, LLC; MPF DEWAAY PREMIER FUND, LLC; MP INCOME FUND 16, LLC; MPF INCOME FUND 21, LLC; MPF INCOME FUND 22, LLC; MPF INCOME FUND 23, LLC; MPF FLAGSHIP FUND 9, LLC; MPF FLAGSHIP FUND 11, LLC; MP VALUE FUND 7, LLC; MP VALUE FUND 5, LLC; MP FALCON GROWTH FUND 2, LLC; AND MACKENZIE PATTERSON FULLER, INC.

By:  /s/ Chip Patterson
     ---------------------------
     Chip Patterson, Senior Vice President of Manager
     or General Partner of each filing person

                                  EXHIBIT INDEX

Exhibit     Description
-------     -----------

(a)(1)      Offer to Purchase dated October 13, 2005

(a)(2)      Letter of Transmittal

(a)(3)      Form of Letter to Unit holders dated October 13, 2005